

Avenue de la Patrouille de France
Octeville-sur-Mer ◦ BP 204
76053 Le Havre Cedex ◦ France
Tél. 33 (0)2 32 85 86 87
Fax 33 (0)2 32 85 81 00
www.sidel.com



BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Le Havre – April 7, 2003

Sidel
Information Pursuant to Rule 12g3-2(b)
File No. (82-4396)

Dear Sir or Madam,

On behalf of Sidel and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a Sidel press release dated March 31 regarding **2002 Sidel Results.**

Please do not hesitate to contact the undersigned in Le Havre at (011-33-2-32-85-80-98) should you have any questions.

Very truly yours

Gilles Ruckstuhl
Group's Chief Financial Officer



March 31, 2003

Sidel returns to profit in 2002, with net income of EUR22.6 million

Sidel's Supervisory Board met on Monday March 31, 2003 to review the parent-company and consolidated financial statements for 2002, as approved by the Management Board, and to examine the outlook for 2003.

A. Review of the 2002 consolidated financial statements

(in EUR millions)	2002	%	2001	%	2000	%
Sales	981.1	*100*	932.6	*100*	1,025.0	*100*
EBITDA	100.4	*10.2*	55.7	*6.0*	113.3	*11.1*
Operating income	69.4	*7.1*	21.9	*2.4*	70.8	*6.9*
Net interest expense	(9.9)	*-1.0*	(11.7)	*-1.3*	(12.8)	*-1.2*
Net non-operating expense	(19.9)	*-2.0*	(32.0)	*-3.4*	(13.7)	*-1.3*
Current and deferred taxes	(11.8)	*-1.2*	0.5	*0.1*	(12.8)	*-1.3*
Amortization of goodwill	(5.1)	*-0.5*	(25.7)	*-2.7*	(6.6)	*-0.7*
Minority interests	0	*0*	(0.5)	*-0.1*	(0.5)	-
Net income/(loss)	22.6	*2.3*	(47.5)	*-5.1*	24.3	*2.4*

Sales for 2002 came in at EUR981.1 million, up 5.2% on 2001. The only changes in the scope of consolidation during the year concern MAT and Alsim, which are now wholly-owned by Sidel. Core business operations grew by 7.1%. The main growth regions were Asia, and, to a lesser degree, North America, while sales in Europe and the Middle East/Africa remained stable.

Earnings before interest, tax, depreciation and amortization (EBITDA) amounted to EUR100.4 million, representing a margin of 10.2%, more or less on a par with the 2000 level. This performance was mainly due to:

- The volume effect generated by increased consolidated sales, particularly boosted by Blowing & Coating and Packaging Systems;
- The initial impact on the two latter divisions of product stabilization programs, as well as tight-control over manufacturing processes. The Packaging Systems division also reaped the benefits of the industrial reorganization programs carried out in Europe and North America;
- A context of flat demand for the Filling Systems division, which led the Group to focus capital spending on developing aseptic filling systems;
- Firm volumes and profitability levels for non-core business operations in 2002.

After depreciation, amortization and provisions, operating income amounted to EUR69.4 million, reaching the same level as in 2000.

Net interest expense was reduced in 2002, due to the combined impact of the Group's gradual debt reduction and lower interest rates.

Net non-operating expense totaled EUR19.9 million. The 2002 figure primarily reflects the industrial and commercial reorganization program launched at the beginning of the year, as well as lower costs and provisions relating to customer claims and litigation.

Goodwill amortization in 2002 corresponds to standard amortization relating to companies acquired by the Group.

Taking into consideration these various items, **consolidated net income came to EUR22.6 million** in 2002, representing 2.3% of sales, **compared with a net loss of EUR47.5 million in 2001.**

B. Outlook for 2003: low visibility

Given the unsettled international economic environment and investment reluctance on the part of a number of our customers, and taking into account the current order book, Sidel expects sales to be relatively stable in 2003.

Contact: Bertrand Guillet
Tel: +33 2 32 85 82 49 - bertrand.guillet@sidel.com